UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number ____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Terex Corporation and Affiliates' 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Terex Corporation

200 Nyala Farm Road

Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES'

401(k) RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2008

TEREX CORPORATION AND AFFILIATES'

401(k) RETIREMENT SAVINGS PLAN

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-11

SUPPLEMENTAL SCHEDULE*:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Terex Corporation and Affiliates’

401(k) Retirement Savings Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan, as of December 31, 2008 and 2007 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Benefits of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan, as of December 31, 2008 and 2007, and the Changes in Net Assets Available for Benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2008 financial statements taken as a whole. The supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan, as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Plymouth Meeting, Pennsylvania

June 25, 2009

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31

	2008	2007

ASSETS
Investments:
Mutual Funds at fair value (see Notes 3 & 4)	$143,829,996	$202,763,979
Common Stock at fair value (see Notes 3 & 4)	32,249,487	91,561,654
Common Collective Trust at fair value (see Notes 3 & 4)	16,253,948	14,692,376
Participant Loans	13,536,731	14,155,378

Total investments	205,870,162	323,173,387

Receivables:
Participants’ contributions	1,012,417	1,854,548
Employer’s contributions	341,811	880,283

Total receivables	1,354,228	2,734,831

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	207,224,390	325,908,218

Adjustments from fair value to contract value for fully benefit-responsive investment contracts (see Note 4)	876,771	159,670

NET ASSETS AVAILABLE FOR BENEFITS	$208,101,161	$326,067,888

See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS (REDUCTIONS):
Net depreciation in fair value of investments	$(142,477,893)
Dividends from investments	8,067,043
Interest from Participant Loans	1,090,201
Participant contributions	22,924,331
Employer contributions	11,824,413
Rollover contributions	2,529,840
Transfer in from other plans	1,338,764
Total reductions, net	(94,703,301)

DEDUCTIONS:
Benefits paid to participants	(23,156,723)
Administrative fees	(106,703)
Total deductions	(23,263,426)

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(117,966,727)

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	326,067,888

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$208,101,161

See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined-contribution plan that covers certain salaried and hourly employees of Terex Corporation (the “Company”) and its subsidiaries meeting minimum eligibility requirements. The investments of the Plan are held in a trust account by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Administrative Committee is considered the Plan Administrator for purposes of ERISA.

The Plan permits participants to irrevocably designate some or all of their elective contributions under the Plan as designated Roth contributions. Designated Roth contributions are elective contributions that, unlike pre-tax elective contributions, are currently includible in the participant’s gross income. The Roth contributions are made in lieu of all or a portion of the elective contribution the participant is otherwise eligible to make under the Plan.

Effective May 1, 2008, Superior Highwall Miners, Inc. was added as a participating employer and participation in the Plan is provided to eligible employees thereof.

Participant Eligibility – Permanent employees, that are not represented under a collective bargaining agreement, may begin participation on the first day of the month following their hiring, with the exception for employees of Terex Handlers. Terex Handlers’s employees’ eligibility begins after completion of sixty days of service. Eligibility for employees under a collective bargaining agreement (“Represented”) is as follows: Terex Reedrill’s (“Reedrill”) and Halco America Inc.’s (“Halco”) employees are eligible after completion of six months of service; Simplicity Engineering, Inc.’s (“Simplicity”) employees are eligible to participate in the Plan after 120 days of service; Terex Cranes Wilmington, Inc.’s (“TCW”), Koehring Cranes, Inc.’s (“Koehring”) and Terex USA, LLC’s, employees are eligible to participate in the Plan on the first day of the month following their hiring.

Contributions – Participants may contribute a maximum of 80% of their compensation to the Plan in any combination of pre-tax, Roth or post-tax contributions. The maximum pre-tax contribution permitted under Internal Revenue Service (“IRS”) regulations in 2008 and 2007 was $15,500. Participants age 50 and older can elect to make additional pre-tax and Roth contributions (“catch-up contributions”) up to the limits prescribed by IRS regulations. These additional catch-up contributions are not eligible for matching Company contributions.

The Company provides safe harbor matching contributions of 100% of the first 4% of the participant’s contributions, except for Represented employees of Reedrill, Halco and Simplicity.

For Represented employees, the Company contributions are as follows: the Company matches 33.33% of the first 6% of the Reedrill and Halco participant’s contribution and 50% of the first 4% of Simplicity participant’s contribution to the Plan.

The Company may make, in its sole discretion, supplementary contributions.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Company contributions are made in Terex Corporation common stock, $.01 par value per share (“Common Stock”). Company matching contributions in Common Stock are unrestricted, thereby allowing participants to exchange the value of Common Stock into other investment options.

Effective August 1, 2008, automatic enrollment of 2% of compensation was instituted for participants not subject to collective bargaining agreements. As described in Note 11, effective January 1, 2009, automatic enrollment of 2% of compensation was instituted for all Represented employees under the Plan, except for Koehring Represented employees.

Contributions are limited in that the sum of: a) total Company contributions; b) total participant pre-tax contributions; c) total participant Roth contributions and d) total participant post-tax contributions, cannot exceed the lesser of: i) $46,000 or ii) 100% of the participant’s total compensation for the year. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment alternatives.

Vesting – Participants are fully vested immediately in their voluntary contributions and all Company safe harbor matching contributions plus any actual earnings thereon, except for Represented employees of Reedrill and Halco, who vest in all Company contributions after one year of eligible service and Simplicity who vest in all Company contributions immediately.

Forfeitures – Nonvested Company contributions of participants that have separated from the Company become forfeitures and are held in a separate account and may be used to reduce future Company contributions or to pay the Plan’s administrative expenses. However, participants that return to service within five years from their separation date will be entitled to continue vesting in the Company contributions which were previously forfeited. At December 31, 2008 and 2007, respectively, forfeited nonvested accounts totaled $399,368 and $357,150. These accounts will be used to offset future Company contributions or pay Plan administrative fees. During the year ended December 31, 2008, $128 of the forfeiture account was used to offset Company contributions or payment of plan expenses.

Allocation of Earnings – Each participant's account is credited with contributions and an allocation of earnings (losses) from the respective investment funds. A participant's contributions and related Company’s contributions are used to purchase shares in the various investment alternatives. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

Payment of Benefits – Upon retirement, disability or death, the entire balance of the participant’s account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant’s account is greater than $5,000 the participant can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, after-tax contributions, as defined in the Plan document, or upon attainment of age 59-1/2.

In the event the participant does not direct the distribution, the Administrative Committee is allowed to designate an individual retirement plan for a mandatory distribution greater than $1,000.

Participant Loans - Participants may obtain loans between $1,000 and an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator. As of December 31, 2008, interest rates on participant loans ranged from 7.00% to 9.00% with maturities at various dates through 2023.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits has been prepared using the contract value of fully benefit-responsive investment contracts.

Expenses – Fees and expenses related to administering the Plan are generally paid by the Company. Investment management fees and loan administration fees are paid by participants.

Payment of Benefits – Benefits are recorded when paid.

Transfers-in – Transfers-in are recognized at the time the assets are received by the Plan.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ significantly from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value (see Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net depreciation in the aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost plus accrued interest which approximates fair value.

3.	FAIR VALUE MEASUREMENT

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157,“Fair Value Measurements” (SFAS No. 157), and subsequently adopted certain related Financial Accounting Standards Board staff positions. SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

SFAS No. 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Determining which category an asset or liability falls within this hierarchy requires judgment. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENT (CONTINUED)

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	12/31/08	Level 1	Level 2	Level 3
Mutual funds	$143,829,996	$143,829,996	$—	$—
Common stock	32,249,487	32,249,487	—	—
Common/collective trust funds	16,253,948	—	16,253,948	—
Participant loans	13,536,731	—	—	13,536,731
Total investments measured at fair value	$205,870,162	$176,079,483	$16,253,948	$13,536,731

The Plan’s valuation methodology used to measure the fair values of common stock and mutual funds were derived from quoted market prices as all of these instruments have active markets. The Common Collective Trust value is determined by the contractual terms of the underlying guaranteed investment contracts (“GICs”) and is priced based on the market value of the underlying investments in the portfolio which may include U.S. Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities and derivative instruments, including futures, options and swaps. The Participant Loans are included at cost plus accrued interest in the Statements of Net Assets Available for Benefits, which approximated their fair values at December 31, 2008.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Participant Loans
Balance as of January 1, 2008	$14,155,378
Issuances, repayments and settlements, net	(618,647)
Balance as of December 31, 2008	$13,536,731

4.	INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets:

	December 31,
	2008		2007
Terex Corporation Common Stock	$32,249,487	*	$91,561,654	*
Fidelity Retirement Money Market Portfolio Fund	$26,081,766		$20,989,540
Fidelity Managed Income Portfolio Class I	$16,253,948
Participants’ Loans	$13,536,731
Fidelity Low Price Stock Fund	$11,423,344		$20,381,222
Fidelity Diversified International Fund	$11,299,366		$21,727,798
*	Participant and nonparticipant-directed (See Note 5)

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENTS (CONTINUED)

For the year ended December 31, 2008, the net depreciation in fair value of the Plan’s investments, including investments purchased and sold, as well as held during the year, are as follows:

Mutual Funds	$(73,577,883)
Common Stock	(68,900,010)
Total	$(142,477,893)

The Plan has an interest in Fidelity Managed Income Portfolio Class I (“MIP”), a common collective trust. The majority of this MIP is invested in synthetic GICs which are fully benefit-responsive. A synthetic GIC is comprised of two components, an underlying asset and a “wrapper” contract. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. Government securities) to those of guaranteed investment contracts. As described in Note 2, Significant Accounting Policies – Basis of Accounting, contract value is the relevant measurement attribute for synthetic GICs. Contract value, as reported to the Plan, represents the principal balances of the contracts, plus accrued interest at the stated rate, less payments received and contract charges by the insurance company. There is no immediate recognition of investment gains and losses. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the MIP under the wrapper contract. The wrapper contract also provides for the payment of participant withdrawals and exchanges at contract value. The contract value as of December 31, 2008 and 2007, was $17,130,719 and $14,852,046, respectively; the fair value, as of December 31, 2008 and 2007, was $16,253,948 and $14,692,376, respectively.

Wrapper contracts accrue interest using a formula called the “crediting rate.” The crediting rate is the discount rate that equates estimated future market value with the portfolio’s contract value. The crediting rate is based on a formula agreed upon with the issuer of the wrapper contract with the requirement that interest rates may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate may be affected by many factors, including purchases and redemptions by unitholders. Certain events limit the ability of the Plan to transact at contract value with the wrapper contract issuer. Such events include the following: (1) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification to the Plan or administration of the Plan that is not consented to by the wrapper contract issuer, and (4) transfer of assets from the fund directly to a competing option. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The wrapper contract issuer may terminate a wrapper contract for cause at any time.

The average yields earned by contracts held by the MIP were approximately 3.57% and 4.82% for the years ended December 31, 2008 and 2007, respectively. The average yields earned by the Plan for contracts held by the MIP based on the actual interest rates credited to participants were approximately 3.04% and 4.40% for the years ended December 31, 2008 and 2007, respectively.

5.	PARTICIPANT AND NONPARTICIPANT-DIRECTED INVESTMENTS IN TEREX CORPORATION COMMON STOCK

The Company’s contributions to the Plan are invested solely in the Common Stock of the Company (see Note 1 – Description of the Plan). Additionally, participants may also invest in the Common Stock of the Company. Fidelity holds all Common Stock in one investment account that may be reallocated by the participants into other investment options. Information about the net assets and the significant components of the changes in net assets relating to the participant and nonparticipant-directed investments is as follows:

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.	PARTICIPANT AND NONPARTICIPANT-DIRECTED INVESTMENTS IN TEREX CORPORATION COMMON STOCK (CONTINUED)

December 31,
	2008	2007
Net Assets:

Terex Corporation Common Stock	$32,249,487	$91,561,654

Year Ended December 31, 2008
Changes in Net Assets:
Contributions, including Company and participant contributions	$15,581,766
Net depreciation	(68,900,010)
Transfers from participant-directed investments	11,767,063
Withdrawals	(4,602,486)
Net loan activity	3,362
Expenses paid	(14,690)
Transfers to participant-directed investments	(13,132,211)
Forfeitures	(14,961)
$(59,312,167)

6.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net assets Available for Benefits.

7.	PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity. In addition to serving as trustee, Fidelity also serves as a custodian and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for the investment management services and loan administration fees were $106,703 for the year ended December 31, 2008. In addition, transactions in Common Stock and Participant Loans qualify as party-in-interest transactions.

8.	INCOME TAX STATUS

The Plan received a determination letter, dated April 10, 2009, in which the IRS stated that the Plan met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code and that the Plan is exempt from Federal income taxation.

TEREX CORPORATION AND AFFILIATES’

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed as directed by the Trustees. In the event of Plan termination, Represented participants would become 100 percent vested in their Company contributions.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net increase in assets available for benefits per the financial statements to the Form 5500 at December 31, 2008:

Total net decrease in assets available for benefits per the financial statements	$(117,966,727)
Contract value in excess of fair value	(717,101)
Transfer in from other plans	(1,338,764)
Total net loss per the Form 5500	$(120,022,592)

11.	SUBSEQUENT EVENTS

Effective January 1, 2009, the Plan was amended to add A.S.V., Inc. and Loegering Mfg., Inc. as participating employers and to provide for participation in the Plan by eligible employees of A.S.V., Inc. and Loegering Mfg., Inc. Also, as of January 1, 2009, automatic enrollment of 2% of compensation was instituted for all Represented employees under the Plan, except for Koehring Represented employees.

TEREX CORPORATION AND AFFILIATES’

EIN #34-1531521
Plan #004

401(k) RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par ormaturity value	Cost	Current value
	Mutual Funds:
	Baron Growth Fund	Registered Investment Company	(1)	$2,436,857
	Artio Int’l Equity	Registered Investment Company	(1)	3,040,842
	Calamos Growth	Registered Investment Company	(1)	2,417,902
	Perkins Mid Cap Value Fund	Registered Investment Company	(1)	4,325,600
	Pimco Real Return Bond	Registered Investment Company	(1)	2,040,180
	LD Abbett Small Cap Value	Registered Investment Company	(1)	1,723,218
	GS High Yield	Registered Investment Company	(1)	1,905,228
*	Fidelity Spartan US Equity Index Fund	Registered Investment Company	(1)	2,504,308
*	Fidelity Magellan Fund	Registered Investment Company	(1)	4,714,435
*	Fidelity Contrafund	Registered Investment Company	(1)	9,871,656
*	Fidelity Equity-Income Fund	Registered Investment Company	(1)	6,802,478
*	Fidelity Growth Company Fund	Registered Investment Company	(1)	6,900,356
*	Fidelity Intermediate Bond Fund	Registered Investment Company	(1)	6,194,012
*	Fidelity Balanced Fund	Registered Investment Company	(1)	7,352,647
*	Fidelity Low Price Stock Fund	Registered Investment Company	(1)	11,423,344
*	Fidelity Diversified International Fund	Registered Investment Company	(1)	11,299,366
*	Fidelity Dividend Growth Fund	Registered Investment Company	(1)	2,986,486
*	Fidelity Freedom Income Fund	Registered Investment Company	(1)	362,170
*	Fidelity Freedom 2000 Fund	Registered Investment Company	(1)	5,849,010
*	Fidelity Freedom 2010 Fund	Registered Investment Company	(1)	6,289,602
*	Fidelity Freedom 2020 Fund	Registered Investment Company	(1)	7,358,369
*	Fidelity Freedom 2030 Fund	Registered Investment Company	(1)	8,178,574
*	Fidelity Freedom 2040 Fund	Registered Investment Company	(1)	1,552,584
*	Fidelity Freedom 2050 Fund	Registered Investment Company	(1)	219,006
*	Fidelity Retirement Money Market Portfolio Fund	Registered Investment Company	(1)	26,081,766
				143,829,996
	Common Stock:
*	Terex Corporation	Common Stock	$51,350,573	32,249,487
	Common Collective Trust:
*	Fidelity Managed Income Portfolio Class I	Common Collective Trust	(1)	16,253,948
	Loans:
*	Participant Loans	Interest rates ranging from 7.00% to 9.00% and with maturities at various dates through 2023	-	13,536,731
		Total		$205,870,162

* Denotes a party-in interest to the Plan.

(1) Cost information is not required for participant-directed fund

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Terex Corporation and Affiliates'

401(k) Retirement Savings Plan

/s/ Phillip C. Widman
Date: June 25, 2009	By: Phillip C. Widman

Senior Vice President and Chief Financial Officer

Terex Corporation